   As filed with the Securities and Exchange Commission on December 14, 1998

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 2 to
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                            PMC INTERNATIONAL, INC.
                                (Name of Issuer)

                     Common Stock, Par Value $.01 per Share
                         (Title of Class of Securities)

                                  693437-40-2
                                 (CUSIP Number)

                            S. Charles O'Meara, Esq.
                          The Ziegler Companies, Inc.
                               215 N. Main Street
                            West Bend, WI 53095-3317
                                 (414) 334-5521
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                With a copy to:
                            Conrad G. Goodkind, Esq.
                                Quarles & Brady
                           411 East Wisconsin Avenue
                          Milwaukee, Wisconsin  53202
                                 (414) 277-5000

                               December 11, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

================================================================================
                                  SCHEDULE 13D

CUSIP No. 693437-40-2
--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSONS
     OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     The Ziegler Companies, Inc.
     39-1148883
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [_]
     (b) [X]
--------------------------------------------------------------------------------
  3  SEC USE ONLY


--------------------------------------------------------------------------------
  4  SOURCES OF FUNDS

     WC
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
     [_]
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Wisconsin
--------------------------------------------------------------------------------
  7  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     SOLE VOTING POWER

     4,213,795.05 (excluding exercise of conversion rights and the options for common stock)
--------------------------------------------------------------------------------
  8  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     SHARED VOTING POWER

     -0-
--------------------------------------------------------------------------------
  9  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     SOLE DISPOSITIVE POWER

     4,213,795.05 (excluding exercise of conversion rights and the options for common stock)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 10  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     SHARED DISPOSITIVE POWER

     -0-
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,213,795.05 (excluding exercise of conversion rights and the options for common stock)
--------------------------------------------------------------------------------
 12  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     [_]
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     95% (excluding exercise of the conversion rights and the options for common stock)
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------

ITEM 1.  Security and Issuer.

     The name of the issuer is PMC International, Inc., a Colorado corporation (the "Company"). The address of the principal executive offices of the Company is 555 17th Street, 14th Floor, Denver, Colorado 80202. The title of the class of equity securities to which this Statement relates is Common Stock, par value $.01 per share of the Company (the "Common Shares"). The Company also has a class of nonvoting Preferred Shares (as hereinafter defined) which have not been registered under the Securities Exchange Act of 1934.

ITEM 2.  Identity and Background.

     (a)-(c) and (f). This Amendment No. 2 to Schedule 13D is filed on behalf of The Ziegler Companies, Inc., a Wisconsin corporation ("Ziegler"). The principal executive office and the address of the principal business of Ziegler is located at 215 N. Main Street, West Bend, Wisconsin 53095-3317. Ziegler is a holding company which owns nine operating subsidiary companies. Eight of the companies are engaged in financially oriented businesses and the other company is engaged in recycling, reclaiming and disposing of industrial chemicals and solvents and providing pollution abatement services.

     Ziegler's subsidiaries include: (i) B.C. Ziegler and Company, an investment banking and brokerage firm; (ii) Ziegler Asset Management, Inc., an investment adviser; (iii) Ziegler Thrift Trading, Inc., a discount brokerage firm; (iv) GS/2/ Securities, Inc., an institutional research and brokerage firm, and investment adviser; (v) Ziegler Financing Corporation, a provider of short-term loans, and an originator of Federal Housing Administration insured mortgage loans; (vi) Ziegler Capital Company, LLC, a special purpose limited liability company formed for the purpose of financing or investing in senior living facilities, primarily in the form of subordinated participating mortgages; (vii) First Church Financing Corporation, which securitizes pools of first mortgage loans to churches, (viii) Ziegler Collateralized Securities, Inc., which securitizes pools of equipment leases; and (ix) WRR Environmental Services Co., Inc., which engages in recycling chemicals, blending virgin chemicals for manufacturers, and performing pollution abatement services.

     Ziegler's operations are conducted through four industry segments, namely,
(1) broker-dealer, (2) hazardous waste management, (3) real estate financing and
(4) corporate and other. The industry segments are each served by a separate subsidiary or group of subsidiaries.

     Pursuant to General Instruction C of Schedule 13D, the names, business addresses, principal occupations and citizenship of the executive officers and directors of Ziegler are set forth in Annex A hereto and are incorporated herein by reference.

     (d) and (e). During the last five years, Ziegler and, to the knowledge of Ziegler, Ziegler's executive officers and directors have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration.

     Concurrently with entering into the Merger Agreement (defined in Item 4 below) and as financial support for the Company during the time when the merger is effected, Ziegler and the Company have entered into two financial agreements. First, Ziegler has loaned the Company $500,000 out of Ziegler's working capital, for which the Company has given Ziegler that certain Convertible Promissory Note in the principal amount of $500,000, dated October 15, 1998 (the "First Note"), the outstanding principal (excluding accrued interest) of which Ziegler may convert, in whole or in part, into shares of Preferred Stock, no par value per share of the Company (the "Preferred Shares" and together with Common Shares, the "Shares") at a price per Preferred Share of $2.50 (the "Preferred Conversion Rights"). This First Note has been converted into 200,000 Preferred Shares. Second, Ziegler has entered into a Credit Agreement with the Company, under which Ziegler has agreed to make revolving credit loans to the Company out of Ziegler's working capital in the maximum amount of $3,500,000, which loans shall be evidenced by that single, certain Convertible Promissory Note given by the Company in the principal amount of up to $3,500,000, dated November 3, 1998 (the "Second Note" and together with the First Note, the "Notes"), the outstanding principal and accrued interest of which Ziegler may convert, in whole or in part, into Common Shares at a price per Common Share of $0.60 (the "Common Conversion Rights" and together with the Preferred Conversion Rights, the "Conversion Rights"). Additionally, Ziegler and the Company have entered into a Preferred Stock Option Agreement, dated October 15, 1998, pursuant to which the Company has granted Ziegler an option to purchase 111,818 Preferred Shares at $2.50 per Preferred Share (the "Preferred Option"). On December 1, 1998, Ziegler elected to exercise the Preferred Option, in its entirety. The closing of the purchase of the 111,818 Preferred Shares pursuant to Ziegler's exercise of the Preferred Option occurred on December 4, 1998. Finally, Ziegler and the Company have entered into a Common Stock Option Agreement, dated November 3, 1998, pursuant to which the Company has granted Ziegler an option to purchase 4,500,000 Common Shares at $0.60 per Common Share (the "Common Option" and together with the Preferred Option, the "Options"). The Conversion Rights and the Options were intended to increase the likelihood that the Offer and Merger would be consummated in accordance with the terms of the Merger Agreement.

     By this Amendment No. 2, Ziegler reports that on December 11, 1998, it accepted 4,213,795.05 Common Shares and 86,550 Preferred Shares in the Offer, which together with the 311,818 Preferred Shares held by Ziegler constitute over 95% and 89% of the outstanding Common Shares and Preferred Shares, respectively. The Shares were paid from working capital.

ITEM 4.  Purpose of Transaction.

     The Company, Ziegler, and ZACQ Corp., a Colorado corporation ("ZACQ") and the wholly owned subsidiary of Ziegler, have entered into an Agreement and Plan of Merger, dated November 3, 1998 (the "Merger Agreement"), which provides for a merger of ZACQ and the Company (the "Transaction") as soon as practicable after the purchase of shares pursuant to ZACQ's offer to purchase all of the outstanding Common Shares and Preferred Shares at a purchase price of $0.60 per Common Share, net to the seller in cash, without interest thereon, and $2.50 per Preferred Share, net to the seller in cash, without interest thereon (upon the terms and conditions of the offer to purchase and the related letter of transmittal, which together constitute the "Offer"). The Offer was closed on December 11, 1998. The Transaction, which was approved by the Boards of Directors of the constituent companies, is expected to close by December 31, 1998.

     The Merger Agreement is incorporated herein by reference to Exhibit (c)(1) to the Schedule 14D-1 filed jointly by Ziegler and ZACQ with the Securities and Exchange Commission (the "Commission") on November 10, 1998. The description of the Merger Agreement set forth herein does not purport to be complete and is qualified in its entirety by the provisions of the Merger Agreement.

     The Merger Agreement provides that, among other things, as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement, all in accordance with the relevant provisions of the Colorado Business Corporation Act ("CBCA"), ZACQ will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly-owned subsidiary of Ziegler. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares owned by the Company, Ziegler, or any subsidiary of either, including ZACQ, or Shares with respect to which appraisal rights are properly exercised under the CBCA ("Dissenting Shares")), will be converted into and represent the right to receive $0.60 per Common Share (or any higher price that may be paid for each Common Share pursuant to the Offer) in cash, without interest thereon (the "Common Share Offer Price"), or $2.50 per Preferred Share (or any higher price that may be paid for each Preferred Share pursuant to the Offer) in cash, without interest thereon (the "Preferred Share Offer Price"), as appropriate.

     The Merger Agreement provides that, promptly upon the purchase by Ziegler or any of its affiliates of such number of Common Shares which, when added to the number of Common Shares owned by Ziegler and ZACQ, represents at least two-thirds of the outstanding Common Shares, from time to time thereafter, Ziegler will be entitled to designate for election to the Board of Directors of the Company a number of directors (rounded up to the next whole number) that will give Ziegler representation on such Board equal to the product of (i) the total number of directors on such Board and (ii) the percentage that the aggregate number of Common Shares owned by Ziegler and ZACQ bears to the total number of outstanding Common Shares. On December 11, 1998, the Company increased the size of the Board of Directors to seven, accepted the resignation of all of the current members of the Company's Board of Directors and elected the following persons (each of whom is a Ziegler designee) to serve as a member of the Company's Board of Directors: Peter D. Ziegler, Dennis A. Wallestad, Richard J. Glaisner, Richard Cogswell, Jeffrey C. Vredenbregt, Thomas M. Trebby and Raymond
C. Krieg.

     Concurrently with entering into the Merger Agreement and as financial support for the Company during the time when the Merger is effected, Ziegler and the Company have entered into a number of financial agreements, as described in greater detail in Item 3 above. First, Ziegler has loaned the Company $500,000 out of Ziegler's working capital, for which the Company has given Ziegler the First Note in the principal amount of $500,000, dated October 15, 1998, the outstanding principal of which Ziegler converted, in whole, on December 4, 1998, into Preferred Shares of the Company at a price per Preferred Share of $2.50. Second, Ziegler has entered into a Credit Agreement with the Company, under which Ziegler has agreed to make revolving credit loans to the Company out of Ziegler's working capital in the maximum amount of $3,500,000, which loans are evidenced by the Second Note given by the Company in the principal amount of $3,500,000, dated November 3, 1998, the outstanding principal and accrued interest of which Ziegler may convert, in whole or in part, into Common Shares of the Company at a price per Common Share of $0.60. Third, Ziegler and the Company have entered into a Preferred Stock Option Agreement, dated October 15, 1998, pursuant to which the Company granted Ziegler an option to purchase 111,818 Preferred Shares of the Company at $2.50 per Preferred Share, which Ziegler exercised, in whole, on December 4, 1998. Finally, Ziegler and the Company have entered into a Common Stock Option Agreement, dated November 3, 1998, pursuant to which the Company has granted Ziegler an option to purchase 4,500,000 Common Shares of the Company at $0.60 per Common Share.

     In addition to the above financial agreements, 31 of the Company's shareholders who beneficially owned in the aggregate 262,277 Common Shares and no Preferred Shares, including all of the Company's directors and officers who own Shares, entered into Shareholder Tender Agreements with Ziegler whereby the shareholders agreed to tender to ZACQ all of the Shares beneficially owned by such shareholders pursuant to the Offer and not withdraw such shares (the "Shareholder Tender Agreements").

     The Conversion Rights, Options, and Shareholder Tender Agreements were intended to ensure the likelihood that the Offer and Merger will be consummated in accordance with the terms of the Merger Agreement.

     The First Note is incorporated herein by reference to Exhibit (c)(3) of the
Schedule 14D-1 as filed jointly by Ziegler and ZACQ with the Commission on November 10, 1998. The Credit Agreement is incorporated herein by reference to Exhibit (c)(4) of the Schedule 14D-1. The Preferred Stock Option Agreement is incorporated herein by reference to Exhibit (c)(2) of the Schedule 14D-1. The Common Stock Option Agreement is incorporated herein by reference to Exhibit
(c)(5) of the Schedule 14D-1. The form of the Shareholder Tender Agreement is incorporated herein by reference to Exhibit (c)(14) of the Schedule 14D-1. The descriptions of such agreements set forth herein do not purport to be complete and are qualified in their entirety by the provisions of the actual agreements.

     Prior to entering into the agreements described above, Ziegler owned no Common Shares or Preferred Shares. Except pursuant to the terms of the Credit Agreement, the Common Stock Option Agreement, the Merger Agreement, the Shareholder Tender Agreements, and as set forth either herein or in Schedule 14D-1 (including the offer to purchase) filed on November 10, 1998, Ziegler has no plans or proposals which would result in the acquisition or disposition of the Company Shares or any other action enumerated in Item 4 of Schedule 13D.

     By this Amendment No. 2, Ziegler reports that on December 11, 1998, it accepted 4,213,795.05 Shares of Common Stock and 86,550 Shares of Preferred Stock in the offer, which together with the 311,818 Preferred Shares owned by Ziegler constitute over 95% and 89% of the outstanding Common Shares and Preferred Shares, respectively. The Shares were paid from working capital.

ITEM 5.  Interest in Securities of the Issuer.

(a) and (b). Pursuant to the Offer, Ziegler acquired the Common Shares, representing approximately 95% of the outstanding Common Shares on October 22, 1998, as computed in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act. Prior to entering into the Credit Facility and Common Stock Option Agreement, Ziegler owned no Common Shares of the Company.

(c). Except for the execution and delivery of the Credit Agreement, Common Stock Option Agreement, Shareholder Tender Agreements, the Merger Agreement, and as described herein there have been no transactions by Ziegler with respect to the Common Shares during the 60 days preceding the date of this Schedule 13D.

(d).  None.

(e).  Not Applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than the Merger Agreement, Credit Agreement, Common Stock Option Agreement, Preferred Stock Option Agreement (exercised in full on December 4,
1998), Convertible Promissory Note (converted in full on December 1, 1998), and Shareholder Tender Agreements (see descriptions of each in Items 3 and 4 above), which are included or incorporated by reference in this Schedule 13D, and agreements referred to or contained therein, there are no contracts, arrangements, understandings or relationships between Ziegler and any other person, or, to the knowledge of Ziegler, among any of Ziegler's executive officers and directors or between any of Ziegler's executive officers and directors and any other person, with respect to any securities of the Company.

ITEM 7.  Material to Be Filed as Exhibits

     Ziegler (Commission File No. 0-6237) hereby incorporates into this Schedule the following exhibits by reference to the filing set forth below:

     Schedule 14D-1 as jointly filed by Ziegler and ZACQ with the Commission on November 10, 1998 ("Schedule 14D-1"), as amended by Amemdments No. 1, 2 and 3.

                                 EXHIBIT INDEX


Exhibit No.
-----------
 1       Offer to Purchase, dated November 9, 1998.  (Exhibit (a)(1) to Schedule 14D-1).

 2       Letter of Transmittal, dated November 9, 1998.  (Exhibit (a)(2) to Schedule 14D-1).

 3       Notice of Guaranteed Delivery.  (Exhibit (a)(3) to Schedule 14D-1).

 4       Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
         (Exhibit (a)(4) to Schedule 14D-1).

 5       Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and Other
         Nominees.  (Exhibit (a)(5) to Schedule 14D-1).

 6       Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
         (Exhibit (a)(6) to Schedule 14D-1).

 7       Text of Press Release, dated November 3, 1998.  (Exhibit (a)(7) to Schedule 14D-1).

 8       Agreement and Plan of Merger, dated as of November 3, 1998, among PMC International,
         Inc., The Ziegler Companies, Inc., and ZACQ Corp.  (Exhibit (c)(1) to Schedule 14D-1).

 9       Preferred Stock Option Agreement, dated as of October 15, 1998, between The Ziegler
         Companies, Inc. and PMC International, Inc.  (Exhibit (c)(2) to Schedule 14D-1).

10       Convertible Promissory Note, dated October 15, 1998, under which PMC International, Inc.
         promises to pay $500,000.00 to the order of The Ziegler Companies, Inc.  (Exhibit (c)(3) to
         Schedule 14D-1).

11       Credit Agreement, dated November 3, 1998, between PMC International, Inc. and The
         Ziegler Companies, Inc.  (Exhibit (c)(4) to Schedule 14D-1).

12       Common Stock Option Agreement, dated November 3, 1998, between PMC International,
         Inc. and The Ziegler Companies, Inc.  (Exhibit (c)(5) to Schedule 14D-1).

13       Form of Shareholder Tender Agreement to be entered between The Ziegler Companies, Inc.
         and certain PMC International, Inc. shareholders.  (Exhibit (c)(14) to Schedule 14D-1).

14       Schedule 14D-1 filed by The Ziegler Companies, Inc. and ZACQ Corp. on November 10,
         1998.

15       Guaranty, dated October 15, 1998, by PMC Investment Services, Inc.  (Exhibit (c)(6) to
         Schedule 14D-1).

16       Guaranty, dated October 15, 1998, by Portfolio Technology Services, Inc.  (Exhibit (c)(7) to
         Schedule 14D-1).

17       Guaranty, dated October 15, 1998, by Portfolio Management Consultants, Inc.  (Exhibit
         (c)(8) to Schedule 14D-1).

18       General Business Security Agreement, dated October 15, 1998, by PMC International, Inc.
         (Exhibit (c)(9) tp Schedule 14D-1).

19       General Business Security Agreement, dated October 15, 1998, by PMC Investment
         Services, Inc.  (Exhibit (c)(10) to Schedule 14D-1).

20       General Business Security Agreement, dated October 15, 1998, by Portfolio Technology
         Services, Inc.  (Exhibit (c)(11) to Schedule 14D-1).

21       General Business Security Agreement, dated October 15, 1998, by Portfolio Management
         Consultants, Inc.  (Exhibit (c)(12) to Schedule 14D-1).

22       Letter to PMC Shareholders (Exhibit (a)(9) of the Amendment No. 2 to the Schedule 14D-1
         filed on December 3, 1998)

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        Date: December 11, 1998              The Ziegler Companies, Inc.

                                             By: /s/ Dennis A. Wallestad
                                                 -------------------------
                                                 Dennis A. Wallestad
                                                 Senior Vice President and
                                                 Chief Financial Officer

                                                                         ANNEX A

                            INFORMATION RELATING TO
                        EXECUTIVE OFFICERS AND DIRECTORS
                         OF THE ZIEGLER COMPANIES, INC.


     The following table sets forth the name, business address and present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each member of the Board of Directors and each executive officer of The Ziegler Companies, Inc. Unless otherwise indicated, the business address of each such person is c/o The Ziegler Companies, Inc., 215 North Main Street, West Bend, Wisconsin 53095. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with The Ziegler Companies, Inc. Each person listed is a citizen of the United States.

 Name and Business Address                Office                               Present Principal Occupation or Employment
---------------------------               ------                                    and Five-Year Employment History
                                                                                    --------------------------------
Peter D. Ziegler                       Chairman, President and Chief          Chairman, President and Chief Executive Officer
                                       Executive Officer                      of The Ziegler Companies, Inc. and B.C. Ziegler
                                                                              and Company

Dennis A. Wallestad                    Senior Vice President and              Senior Vice President and Chief Financial Officer
                                       Chief Financial Officer                of The Ziegler Companies, Inc.; Chief
                                                                              Administrative Officer for Calamos Asset
                                                                              Management until April 1997; Chief Financial
                                                                              Officer of Firstar Investment Research
                                                                              Management Company until November 1996;
                                                                              auditor for Arthur Andersen & Co. until June
                                                                              1994.

Donald A. Carlson, Jr.                 President, Chief Executive             President, Chief Executive Officer and Treasurer
                                       Officer and Treasurer of Ziegler       of Ziegler Securities, a Division of B.C. Ziegler
                                       Securities, a Division of B.C.         and Company and Senior Vice President of B.C.
                                       Ziegler and Company and                Ziegler and Company
                                       Director

Geoffrey G. Maclay, Jr.                President and Chief Executive          President and Chief Executive Officer of Ziegler
                                       Officer of Ziegler Asset               Asset Management, Inc.; self-employed as a
                                       Management, Inc.                       financial/strategic consultant until 1996; lending,
                                                                              marketing, planning and investments specialist for
                                                                              Firstar Investment Services until 1995

S. Charles O'Meara                     Senior Vice President and General      Senior Vice President and General Counsel of The
                                       Counsel                                Ziegler Companies, Inc. and B.C. Ziegler and
                                                                              Company

John C. Wagner                         Senior Vice President - Retail         Senior Vice President - Retail Sales of B.C.
                                       Sales                                  Ziegler and Company

Frederick J. Wenzel                    Director                               Professor of Medical Practice Management,
                                                                              University of St. Thomas Graduate School of
                                                                              Business; Advisor to the President, Marshfield
                                                                              Clinic



Peter R. Kellogg                       Director                               Senior Managing Director, Spear, Leeds &
                                                                              Kellogg

Stephen A. Roell                       Director                               Vice President and Chief Financial Officer,
                                                                              Johnson Controls, Inc.

Bernard C. Ziegler III                 Director                               President, Ziegler/Limbach, Inc.

John C. Frueh                          Director                               President, Aegis Group, Inc.

John R. Green                          Director                               Partner, Green Manning & Bunch
--------------------------------------------------------------------------------------------------------------------

                          The Ziegler Companies, Inc.

                                  SCHEDULE 13D

                                 Exhibit Index




 1         Offer to Purchase, dated November 9, 1998.  (Exhibit (a)(1) to Schedule 14D-1)*

 2         Letter of Transmittal, dated November 9, 1998.  (Exhibit (a)(2) to Schedule 14D-1)*

 3         Notice of Guaranteed Delivery.  (Exhibit (a)(3) to Schedule 14D-1)*

 4         Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
           (Exhibit (a)(4) to Schedule 14D-1)*

 5         Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and Other
           Nominees.  (Exhibit (a)(5) to Schedule 14D-1)*

 6         Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
           (Exhibit (a)(6) to Schedule 14D-1)*

 7         Text of Press Release, dated November 3, 1998.  (Exhibit (a)(7) to Schedule 14D-1)*

 8         Agreement and Plan of Merger, dated as of November 3, 1998, among PMC International,
           Inc., The Ziegler Companies, Inc., and ZACQ Corp.  (Exhibit (c)(1) to Schedule 14D-1)*

 9         Preferred Stock Option Agreement, dated as of October 15, 1998, between The Ziegler
           Companies, Inc. and PMC International, Inc.  (Exhibit (c)(2) to Schedule 14D-1)*

10         Convertible Promissory Note, dated October 15, 1998, under which PMC International, Inc.
           promises to pay $500,000.00 to the order of The Ziegler Companies, Inc.  (Exhibit (c)(3) to
           Schedule 14D-1)*

11         Credit Agreement, dated November 3, 1998, between PMC International, Inc. and The
           Ziegler Companies, Inc.  (Exhibit (c)(4) to Schedule 14D-1)*

12         Common Stock Option Agreement, dated November 3, 1998, between PMC International,
           Inc. and The Ziegler Companies, Inc.  (Exhibit (c)(5) to Schedule 14D-1)*

13         Form of Shareholder Tender Agreement to be entered between The Ziegler Companies, Inc.
           and certain PMC International, Inc. shareholders.  (Exhibit (c)(14) to Schedule 14D-1)*

14         Schedule 14D-1 filed by The Ziegler Companies, Inc. and ZACQ Corp. on November 10,
           1998.*

15         Guaranty, dated October 15, 1998, by PMC Investment Services, Inc. (Exhibit (c)(6) to
           Schedule 14D-1)*

16         Guaranty, dated October 15, 1998, by Portfolio Technology Services, Inc.   (Exhibit (c)(7) to
           Schedule 14D-1)*

17         Guaranty, dated October 15, 1998, by Portfolio Management Consultants, Inc.   (Exhibit
           (c)(8) to Schedule 14D-1)*

18         General Business Security Agreement, dated October 15, 1998, by PMC International Inc.
           (Exhibit (c)(9) to Schedule 14D-1)*

19         General Business Security Agreement, dated October 15, 1998, by PMC Investment
           Services, Inc. (Exhibit (c)(10) to Schedule 14D-1)*

20         General Business Security Agreement, dated October 15, 1998, by Portfolio Technology
           Services, Inc.   (Exhibit (c)(11) to Schedule 14D-1)*

21         General Business Security Agreement, dated October 15, 1998, by Portfolio Management
           Consultants, Inc.   (Exhibit (c)(12) to Schedule 14D-1)*

22         Letter to PMC Shareholders (Exhibit (a)(9) of the Amendment No. 1 to the Schedule 14D-1
           filed on December 3, 1998)*


 *   Previously filed with SEC.

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